Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

January 29, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Marianne Dobelbower

Re:	Post-Effective Amendment No. 71 to the Registration Statement on Form N-1A of Daily Assets Fund (formerly Daily Assets Fund Institutional) (the “Fund”), a series of DWS Money Market Trust (the “Trust”) (Reg. Nos. 002-78122; 811-03495)

Dear Ms. Dobelbower,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) received via a telephone call on January 20, 2016 with regard to the above-captioned Post-Effective Amendment filed on behalf of the Fund on December 3, 2015 with an effective date of February 1, 2016.

The Staff’s comments are restated below followed by the Fund’s responses.

1.	Comment: Please explain whether the contractual or voluntary expense waiver/reimbursement arrangements reflected in the Fund’s prospectus provide for the recoupment of fees beyond the period. If such expense waiver/reimbursement provides for such recoupment, please add appropriate disclosure to the Fund’s prospectus.

Response: The Fund’s contractual and voluntary expense waiver/reimbursement arrangements do not provide for the recoupment of fees beyond the period.

2.	Comment: Consider whether to add industry or sector risk disclosure as it relates to the industry or sector in which the Fund concentrates its investments.

Response: The Fund has added the second paragraph below to “Concentration risk” in the summary section of the Fund’s prospectus:

“Concentration risk. Any fund that concentrates in a particular segment of the market will generally be more volatile than a fund that invests more broadly. Any market price movements, regulatory or technological changes, or economic conditions affecting banks or financial institutions will have a significant impact on the fund’s performance.

In particular, banks and other financial institutions are highly dependent on short-term interest rates and can be adversely affected by downturns in the US and foreign economies or changes in banking regulations.”

3.	Comment: Consider adding disclosure describing the specific arrangements entered into with institutions as disclosed in the “Minimum Initial Investment” section of the Fund’s prospectus.

Response: The Fund has revised the relevant disclosure as set forth below:

“The minimum initial investment is $1,000,000, and there is no minimum additional investment. However, accounts opened through a financial intermediary, such as a broker, may have different investment minimum amounts.”

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3986.

Sincerely yours,

/s/Scott D. Hogan

Scott D. Hogan

Director and Senior Counsel

cc. John Marten, Vedder Price